Steel: the fabric of sustainable growth - ArcelorMittal publishes Corporate Responsibility Report for 2012

Luxembourg – 30 April: ArcelorMittal, the world’s leading steel and mining company, today published its 2012 Corporate Responsibility (CR) Report, Steel: the fabric of sustainable growth.

Presented online for the first time, the new format offers increased levels of accessibility, interactivity and transparency. The online report is supplemented by a printed summary that includes the company’s CR highlights for 2012. The summary will be issued at the company’s Annual General Meeting in Luxembourg on 8 May.

The report has been externally assured by Deloitte LLP. The company has maintained the Global Reporting Initiative G3 Guidelines at level ‘B+’ in preparing the full online report.

The report focuses on how product innovation is helping to support the development of a low carbon economy, with steel playing a vital role in the transport, automotive, construction and manufacturing markets.

“The success of our business is directly linked to the advancement of society – steel is the fabric of modern life. We are supporting transport infrastructure, making cars lighter and more fuel efficient through innovative solutions such as S-in Motion and i-CareTM for electric cars” said Lakshmi N. Mittal, chairman and CEO of ArcelorMittal.

In addition, the report reinforces ArcelorMittal’s priorities of employee health and safety – the company’s number one priority - and responsible sourcing.

Focusing on safety, the report details the company’s progress in its safety programme ‘Journey to Zero’, most notably in its 2012 lost time injury frequency rate of 1.0 – reaching the 2013 target one year early. However, it also acknowledges that there is still much to be done to reach the target of zero injuries and fatalities and emphasises the proactive steps being taken to achieve this goal.

Other 2012 highlights include:
•
Research and development: ArcelorMittal invested $285m in research and development into product and process innovation. This was supplemented by a capital expenditure of more than $321m, dedicated to environment and energy-related investments.

•	Energy consumption – In 2012 the average energy used per tonne of liquid steel decreased to 23.5GJ compared to 23.8GJ in 2011.
•
Responsible sourcing – ArcelorMittal assessed 295 major suppliers against its responsible sourcing criteria during the year and launched an online training module for buyers, which was completed by 400 buyers.

•	Human rights – 85% of the workforce have now completed human rights training which is more than 200,000 employees.
•	Community investment: The ArcelorMittal Foundation invested $41.1m in more than 725 local community projects.
•	External recognition:
o	Named the leading steel producer by the Dow Jones Sustainability Index (DJSI) and ranked on main list for the third year in succession.
o	Ranked fourth by Transparency International for standards of reporting, in recognition of the progress made in external disclosures related to anti-corruption and bribery.
o	Rated number one globally by every automotive R&D customer.

ArcelorMittal’s full Corporate Responsibility Report for the 2012 financial year, Steel: the fabric of sustainable growth, can be viewed at: www.arcelormittal.com > Corporate Responsibility